AMENDMENT NO. 2 TO LETTER AGREEMENT
This Amendment No. 2 (this “Amendment”) to Letter Agreement, with effect as of January 6, 2026, is entered into by the undersigned with reference to that certain letter agreement dated August 15, 2025, as amended by that certain Amendment to Letter Agreement dated December 2, 2026  (as amended, the “Letter Agreement”), by and between Ronald W. Burkle and Nicholas Keith Arthur Jones.  Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Letter Agreement.
RECITALS
A.
Pursuant to and in accordance with the Letter Agreement, Mr. Burkle or his designee or assignee agreed to purchase the Subject Shares from Mr. Jones, and Mr. Jones agreed to sell the Subject Shares to Mr. Burkle or his designee or assignee.

B.
Mr. Burkle desires to assign his rights and obligations under the Letter Agreement to OA 3, LLC, a California limited liability company (“OA3”), and the parties hereto desire to amend certain provisions of the Letter Agreement, each as provided herein.

AGREEMENT
NOW, THEREFORE, for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the undersigned hereby agrees as follows:
1.
Assignment. Mr. Burkle hereby assigns and transfers to OA3 all of Mr. Burkle’s rights, interests, and obligations under the Letter Agreement, and OA3 (a) accepts the assignment, and (b) assumes and agrees to perform and be bound by all the terms, covenants and conditions of the Letter Agreement.

2.
Payment of the Purchase Price. Subject only to the prior satisfaction of the Closing Conditions, notwithstanding anything to the contrary in the Letter Agreement, the Subject Shares shall be transferred to OA3 (the “Buyer”) upon confirmation of receipt of a cash payment of US$26,400,000 by wire transfer to the account of Mr. Jones set forth in the Letter Agreement, which wire transfer shall be initiated no later than the close of business in New York, New York on January 27, 2026.  The foregoing supersedes in its entirety the payment obligations set forth in the third paragraph of the Letter Agreement.

Further, in the event the Merger is consummated at any time prior to December 31, 2026, the Buyer shall pay Mr. Jones a cash payment of US$6,600,000 by wire transfer to the account of Mr. Jones set forth in the Letter Agreement no later than December 31, 2026. The foregoing supersedes in its entirety the payment obligations set forth in the sixth paragraph of the Letter Agreement.

3.	No Other Changes. Except as expressly set forth in this Amendment, all other terms and conditions of the Letter Agreement shall remain in full force and effect and are hereby ratified and confirmed.
4.
Counterparts. This Amendment may be executed in one or more counterparts (including in electronic format), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

________________________
Ronald W. Burkle

OA 3, LLC

By: ______________________
Name: Ronald W. Burkle
Title: Manager

________________________
Nicholas Keith Arthur Jones